EXHIBIT 12

REGAL BELOIT CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal 2011	Fiscal 2010	Fiscal 2009	Fiscal 2008	Fiscal 2007
Earnings available forfixed charges:
Income before taxes	$226,337	$220,729	$137,955	$199,263	$180,343
Interest expense	31,116	19,576	23,284	32,647	26,650
Estimated interest component of rental expense	10,736	6,594	6,297	5,318	4,433

Total earnings available forfixed charges	$268,189	$246,899	$167,536	$237,228	$211,426
Fixed charges:
Interest expense	$31,116	$19,576	$23,284	$32,647	$26,650
Estimated interest component of rental expense	10,736	6,594	6,297	5,318	4,433

Total fixed charges	$41,852	$26,170	$29,581	$37,965	$31,083
Ratio of earnings to fixed charges	6.4	9.4	5.7	6.3	6.8